UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________  to  ____________

Commission file number: 0-6233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana, 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012, and the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm
Audit Committee of the Board of Directors
1st Source Corporation
We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the Year Ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Chicago, IL
June 23, 2014

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$10,321	$87,425

Investments at fair value:
Mutual funds	97,814,196	83,187,187
1st Source Corporation common stock	44,701,084	32,517,430
1st Source Bank common trust funds	28,239,365	24,951,327
Total investments	170,754,645	140,655,944

Receivables:
Notes receivable from participants	1,114,633	1,101,663
Employer contributions	4,327,089	4,558,367
Total receivables	5,441,722	5,660,030

Total assets	176,206,688	146,403,399

Liabilities
Excess contributions payable	64,604	71,529
Trade payable	12,896	36,323
Total liabilities	77,500	107,852

Net assets available for benefits at fair value	176,129,188	146,295,547
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(29,745)	119,484
Net assets available for benefits	$176,099,443	$146,415,031
See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions
Investment income:
Net appreciation in fair value of investments	$34,020,993
Interest and dividends	2,427,869
36,448,862

Interest income on notes receivable from participants	59,302

Contributions:
Employer – cash	4,327,089
Participants	4,633,891
Rollover	93,345
9,054,325

Total additions	45,562,489

Deductions
Benefits paid to participants	15,752,842
Administrative expenses	125,235
Total deductions	15,878,077

Net increase in net assets available for benefits	29,684,412

Net assets available for benefits:
Beginning of year	146,415,031
End of year	$176,099,443

See accompanying notes.

Notes to Financial Statements
Note 1.    Description of the Plan
The following description of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) provides general information about the Plan's provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.
Eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate. The Plan has an automatic pre-tax deferral of 4% of compensation if a participant does not elect a different compensation deferral percentage.
Contributions
Participants are permitted to defer up to 100% of their annual eligible compensation on a pre-tax basis, up to $17,500, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2013 and 2012, called catch-up contributions, to the Plan. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 10 different fund options, one of which is primarily 1st Source common stock.
The Plan provides for the following 1st Source contributions:
Matching contribution - contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.
2% employer contribution - equals 2% of each eligible participant’s eligible annual compensation.
Discretionary profit sharing contribution - contribution is 1% of the Company’s net profit, discretionary, and determined annually by the Board of Directors.
Regular contribution - contribution is discretionary and determined annually by the Board of Directors.
All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.
Participant Accounts
The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.
Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting
Vesting of the 1st Source Employer Contributions, including match, 2% employer contribution, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, death or disability.
Forfeitures
Upon termination of employment, participants with less than 5 years of credited service will forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. Unallocated forfeitures amounted to $102,380 and $61,690 as of December 31, 2013 and 2012, respectively. Forfeitures were used to pay Plan expenses for 2013.
Participant Loans
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over 5 years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed 5 years but no more than 15 years.
Payment of Benefits
On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint survivor and annuity requirements.
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.
Plan Termination
Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Department.
Note 2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2014.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.
The 1st Source Bank Employee Benefit Low Risk Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.
The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.
The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

•
Level 3 - Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Note 3.    Investments
During 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2013

1st Source Corporation common stock	$14,547,653
Mutual funds	17,177,019
1st Source Bank common trust funds	2,296,321
Net appreciation in fair value of investments	$34,020,993
The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	December 31,
	2013	2012

1st Source Corporation common stock*	$44,701,084	$32,517,430
Wasatch-1st Source Income Fund*	21,887,901	20,960,561
Robeco BP All Cap Value Fund*	20,872,530	16,018,270
Vanguard 500 Index Fund*	15,129,582	11,907,932
1st Source Bank Employee Benefit International Equity Fund*	14,129,723	11,846,407
1st Source Bank Employee Benefit Low Risk Fund*	14,109,642	13,104,920
Fidelity Contrafund #022*	13,821,579	11,697,440
Vanguard Wellington Fund*	12,808,710	10,837,319
*Includes nonparticipant-directed investments.
Note 4.    Nonparticipant-Directed Investments
Nonparticipant-directed investments are put into participants’ accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2013	2012
Net assets
1st Source Corporation common stock	$26,113	$17,987
Mutual funds	33,530,047	30,572,866
1st Source Bank common trust funds	6,974,012	6,681,193
Total net assets - nonparticipant-directed investments	$40,530,172	$37,272,046

Year Ended December 31, 2013
Changes in net assets
Investment income	$1,417,325
Contributions	1,756,830
Net appreciation in fair value of investments	4,518,419
Benefits paid to participants	(4,434,448)
Total changes in net assets - nonparticipant-directed investments	$3,258,126
Note 5.    Fair Value Measurements
Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The 1st Source Bank Employee Low Risk Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. The 1st Source Bank Employee Benefit International Equity Fund is designed to provide a diversified portfolio of international equity investments which are subject to equity market risk, currency risk, and other risks associated with foreign investments.
Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.
The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3

1st Source Corporation common stock	$44,701,084	$—	$—
Mutual funds:
U.S. equities	97,814,066	—	—
International equities	130	—	—
1st Source Bank common trust funds	—	28,239,365	—
Balance at December 31, 2013	$142,515,280	$28,239,365	$—

1st Source Corporation common stock	$32,517,430	$—	$—
Mutual funds:
U.S. equities	83,187,079	—	—
International equities	108	—	—
1st Source Bank common trust funds	—	24,951,327	—
Balance at December 31, 2012	$115,704,617	$24,951,327	$—
No transfers between levels occurred during 2013 or 2012.

Note 6.    Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$176,099,443	$146,415,031
Less: Amounts allocated to withdrawing participants	(41,442)	(54,657)
Add: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	29,745	(119,484)
Net assets available for benefits per the Form 5500	$176,087,746	$146,240,890

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to the Form 5500:

Benefits paid to participants per the financial statements	$15,752,842
Add: Amounts allocated to withdrawing participants at December 31, 2013	41,442
Less: Amounts allocated to withdrawing participants at December 31, 2012	(54,657)
Benefits paid to participants per the Form 5500	$15,739,627

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$45,562,489
Add: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts at December 31, 2013	29,745
Add: Adjustment from fair value to contract value for fully benefit-responsive
investment contracts at December 31, 2012	119,484
Total income per the Form 5500	$45,711,718
Note 7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8.    Related-Party Transactions
The Plan holds units of common/collective trust funds managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013, the Plan received $1,022,271 in common stock dividends from 1st Source.
All expenses incurred in administration of the Plan are paid by 1st Source or by the Plan.

Note 9.    Income Tax Status
The Plan has received a determination letter from the IRS dated March 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN: 35-1068133	Plan Number: 003

December 31, 2013

	Identity of Issuer, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment		Cost	Value

	Common stock
*	1st Source Corporation	1,399,533	shares	$24,593,363	$44,701,084

	Mutual funds
	Wasatch-1st Source Income Fund	2,173,575	shares	21,973,739	21,887,901
	Robeco BP All Cap Value Fund	993,457	shares	15,926,183	20,872,530
	Vanguard 500 Index Fund	107,516	shares	11,634,872	15,129,582
	Fidelity Contrafund #022	143,765	shares	9,661,752	13,821,579
	Vanguard Wellington Fund	195,463	shares	11,600,043	12,808,710
	Stratton Small Cap Value Fund	90,970	shares	4,585,132	6,669,038
	Wasatch Long Short Fund	408,429	shares	4,967,683	6,624,726
	Morgan Stanley Institutional International Equity
	Fund I	8	shares	101	130
				80,349,505	97,814,196
	Common trust funds
*	1st Source Bank Employee Benefit International
	Equity Fund	401,706	units	11,692,761	14,129,723
*	1st Source Bank Employee Benefit Low Risk Fund	464,332	units	13,307,636	14,109,642
				25,000,397	28,239,365

*	Loans to participants	Interest rates ranging from
		5.25% - 11.50%,
		maturities through 2028		—	1,114,633
				$129,943,265	$171,869,278

*	Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator 1st Source Corporation

DATE	June 23, 2014	/s/ TINA H. PERKINS
Tina H. Perkins, Senior Vice President